# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 10, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Endo Pharmaceuticals Holdings, Inc.**

**File No. 1-15989 - CF#23210**

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Endo Pharmaceuticals Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2009.

Based on representations by Endo Pharmaceuticals Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32.1          through June 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel